HNI Corporation  408 East Second Street, Muscatine, Iowa 52761, Tel 563 272 7400, Fax 563 272 7347, www.hnicorp.com

    January 25, 2008

Ms. Jennifer Gowetski                                             VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS
Attorney - Advisor
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4651
100 F Street, N.E.
Washington, D.C. 20549

Re:    HNI Corporation
       Definitive Schedule 14A
       Filed on March 23, 2007
       File No. 001-14225

Dear Ms. Gowetski:

Reference is made to your letter dated January 4, 2008 regarding comments by the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the above-captioned filing of HNI Corporation (the "Corporation," "we," "us" or "our").  This letter responds to each comment of that letter.  For ease of reference, the numbered paragraphs below correspond to the numbered paragraphs in that letter.  The Staff comments appear in bold and italics and the responses of the Corporation follow.

1.    We note your response to comment no. 3 that the compensation committee annually reviews base salaries paid to your executives using certain commercially available survey reports.  Please identify all the companies in the surveys if you are benchmarking to them.

The Corporation respectfully acknowledges the Staff's comment and, in future filings, it will disclose the list of companies that comprise any broad-based survey or surveys used to benchmark named executive officer compensation.  In the event the list is extensive, as is the case for Towers Perrin Human Resources Services Compensation Data Bank – Executive Compensation Database – 2006 Single Regression Report, Mercer Human Resource Consulting – 2006 US Mercer Benchmark Database – Executive Survey and Watson Wyatt Data Services – 2006/2007 Comp Calculator – Top Management Compensation (all of which collectively are comprised of more than 2,500 companies), the Corporation will provide such list as an appendix to its future proxy statements.

Ms. Jennifer Gowetski
U.S. Securities and Exchange Commission

January 25, 2008

2.     We note your responses to comments nos. 7 and 8 and your request for confidential treatment dated November 16, 2007.  With respect to targets and individual objectives to be excluded, please revise your request for confidential treatment to provide a more detailed description of each target to be excluded as well as your analysis of why you believe that disclosure of each target would result in competitive harm. For example, for each named executive officer, please specify his or her targets and provide a more detailed explanation of how disclosure of these targets would cause you competitive harm, including an explanation of how the specific competitive advantage would be attained through disclosure of these performance objectives.

The Corporation respectfully acknowledges the Staff's comment and, except as discussed below, in future filings, as applicable, will disclose the corporate and individual performance targets it uses to determine awards of annual incentive compensation under the HNI Corporation Executive Bonus Plan (the "Bonus Plan") and awards of long-term incentive compensation under the HNI Corporation Long-Term Performance Plan (the "Performance Plan"), which disclosure will include a discussion of:
  each named executive officer's historic economic profit performance targets under the Bonus Plan and the Performance Plan related to the performance of the Corporation, the hearth products operating segment and the office furniture operating segment to the extent required or otherwise deemed appropriate by the Corporation; and
  the material aspects of the individual strategic objectives under the Bonus Plan for each named executive officer.
The Corporation reserves the right in future periods to revise its disclosure if the Corporation's historical economic profit performance targets or individual strategic objectives (i) change, or are being used by competitors, in such a way that may cause competitive harm or (ii) are no longer material or necessary to an investor's understanding of the Corporation's executive compensation program.

Ms. Jennifer Gowetski
U.S. Securities and Exchange Commission

January 25, 2008

The Corporation believes that the disclosure of any named executive officer's economic profit performance targets in 2006 for the Corporation's operating units that are not reportable segments under the Bonus Plan (the "Confidential Targets") would result in competitive harm.  Accordingly, the Corporation is submitting on a supplemental basis pursuant to Commission Rule 83, simultaneously with its response to your letter, a revised analysis supporting the Corporation's conclusion that disclosure of the Confidential Targets would cause the Corporation competitive harm.  The Corporation will describe in its supplemental material and will disclose in all future filings, as applicable, how likely it will be for the applicable named executive officers to achieve the Confidential Targets.

The Corporation notes that Instruction 2 to Item 402(b) of Regulation S-K requires disclosure of current or future year's performance targets to the extent the targets are material to an understanding of named executive officer compensation for the last fiscal year.  In Release No. 34-54392A it is stated that the compensation discussion and analysis is "intended to put into perspective for investors the numbers and narrative that follow it."  In this regard, to the extent that any portion of the applicable economic profit performance target or target period under the Performance Plan or the Bonus Plan relates to performance in the current or future fiscal years, the Corporation does not believe that disclosure of such target, whether related to the performance of the Corporation as a whole, its operating segments or its operating units, is necessary to enable investors to understand the Corporation's named executive officers' compensation for the Corporation's most recent fiscal year.  The awards under the Performance Plan and the Bonus Plan for 2007 and future years were designed in the same way as the 2006 awards and the factors underlying the economic profit performance targets for 2007 and other future years are materially the same as the factors used in the 2006 awards.  The economic profit performance targets under the Performance Plan and the Bonus Plan that resulted in compensation for 2006 were based solely on the Corporation's performance in 2006 and prior years, and the economic profit performance targets for 2007 and other future years had no bearing on 2006 targets or payout levels.  Accordingly, economic profit performance targets for 2007 and future fiscal years under the Performance Plan and the Bonus Plan do not affect the compensation information in the tables and narrative that follow the Corporation's Compensation Discussion and Analysis nor are the targets required to otherwise place the Corporation's disclosure in context.  In its future filings, the Corporation will continue to evaluate on an ongoing basis the materiality and confidentiality, as applicable, of all of its performance targets, including economic profit performance targets that relate to current or future periods.

Ms. Jennifer Gowetski
U.S. Securities and Exchange Commission

January 25, 2008

We appreciate the Staff's efforts to assist us in complying with applicable disclosure requirements and enhancing our overall executive compensation disclosure.  Please do not hesitate to contact the undersigned if you have any questions or requests for additional information in connection with our responses.

Sincerely,
Jeffrey D. Lorenger
Vice President, General